UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of December 2009
Commission File Number: 000-30698

SINA Corporation
(Registrant’s Name)

37F Jin Mao Tower
88 Century Boulevard, Pudong
Shanghai 200121, China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-

TABLE OF CONTENTS
Signature
Press Release on November 27, 2009 regarding the Completion of $180 Million Private Equity Financing issued by SINA
Corporation

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SINA CORPORATION (Registrant)
Date: December 2, 2009	By:	/s/ Herman Yu
Herman Yu
Chief Financial Officer

SINA Corporation Announces Completion of $180 Million Private Equity Financing
SHANGHAI, China, November 27, 2009/PRNewswire-Asia/ — SINA Corporation (NASDAQ GS: SINA), a leading online media company and mobile value-added service provider for China and the global Chinese communities, today announced that the subscription for ordinary shares by New-Wave Investment Holding Company Limited (“New-Wave”), pursuant to the agreement entered into between SINA and New-Wave in September 2009, has been completed. New-Wave is a British Virgin Islands company established and controlled by Charles Chao, SINA’s President and CEO, and other members of SINA’s management. The Company issued and sold to New-Wave, and New-Wave subscribed for and purchased approximately 5.6 million ordinary shares of the Company. As a result of New-Wave’s subscription, the Company received gross proceeds of US$180 million, which the Company plans to use for future acquisitions and general corporate purposes.
“The closing of the $180 million private equity financing marks a historical moment at SINA. For the first time since its IPO in 2000, the largest shareholder of SINA is a SINA management-controlled entity,” stated Mr. Chao. “I am delighted that all key members of SINA’s management have contributed to the private equity financing, even though participation was purely voluntary. This is a reflection of a strong commitment by our management team to SINA’s future and further aligns the interest of management with SINA’s other shareholders.”
Under the terms of the financing agreements, ordinary shareholders of New-Wave mainly consist of SINA’s management team, with participation from alternative investment management firm CITIC Capital Holdings Limited, private equity firm FountainVest Partners and private investment partnership Sequoia Capital China, as preferred shareholders. Each of these firms will have the right to nominate one seat to New-Wave’s board. Management has the right to nominate four seats to New-Wave’s board with one vote each or one seat with four votes, equivalent to a controlling interest. At present, Mr. Chao is the sole director of New-Wave.
About SINA

SINA Corporation (Nasdaq GS: SINA) is a leading online media company and mobile value-added service provider for China and for the global Chinese communities. With a branded network of localized websites targeting Greater China and overseas Chinese, the Company provides services through five major business lines including SINA.com (online news and content), SINA Mobile (MVAS), SINA Community (Web 2.0-based services and games), SINA.net (search and enterprise services) and SINA E-Commerce (online shopping). Together these business lines provide an array of services, including region-focused online portals, MVAS, social networking service (SNS), blog, audio and video streaming, album, online games, email, search, classified listings, fee-based services, e-commerce and enterprise e-solutions. The Company generates the majority of its revenues from online advertising and MVAS offerings, and, to a lesser extent, from search and other fee-based services.

About CITIC Capital Holdings Limited

Founded in 2002, CITIC Capital Holdings Limited is a leading Chinese alternative investment management and advisory company. The firm manages over USD2 billion of capital from a diverse group of international and Chinese investors. Core businesses include Private Equity, Real Estate, Structured Investment and Finance and Asset Management.
About FountainVest Partners

FountainVest Partners is one of the largest private equity funds dedicated to investing in China, focusing on private enterprise sector companies led by strong management teams.
About Sequoia Capital

Sequoia Capital is world’s premier venture capital and growth capital investment firm operating in the United States, China, India and Israel. Sequoia Capital China was founded in 2005 and currently has more than US$1 billion under management to invest in China’s high growth companies.
Safe Harbor Statement

This announcement contains forward-looking statements that relate to, among other things, SINA’s strategic and operational plans. SINA may also make forward-looking statements in the Company’s periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in its proxy statements, in its offering circulars and prospectuses, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. SINA assumes no obligation to update the forward-looking statements in this release and elsewhere. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, SINA’s limited operating history, the uncertain regulatory landscape in the People’s Republic of China, including how the new EIT will be implemented, the changes by mobile operators in China to their policies for MVAS, the Company’s ability to develop and market other MVAS products, fluctuations in quarterly operating results, the Company’s reliance on online advertising sales and MVAS for a majority of its revenues, the Company’s reliance on mobile operators in China to provide MVAS, any failure to successfully develop and introduce new products and any failure to successfully integrate acquired businesses. Further information regarding these and other risks is included in SINA’s Annual Report on Form 20-F for the year ended December 31, 2008 and its other filings with the Securities and Exchange Commission.
Contact:
Cathy Peng
SINA Corporation
Phone: 8610-82628888 x 3112
Email: ir@staff.sina.com.cn